Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

3010

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

06019591

14 December 2006-12-14

Dear Sirs,

SUPPL

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos. 24/2006, 25/2006, and 26/2006.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Direct tel.: +45 4911 3621
E-mail: dkguj@coloplast.com

Encls.

DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Stock Exchange Announcement No. 26/2006
Humlebæk, 13 December 2006

The Board of Directors of Coloplast A/S elected its own Chairman and Vice-chairman

Today, immediately after the General Meeting of Coloplast A/S, the Board of Directors elected Mr. Michael Pram Rasmussen as new Chairman and re-elected Mr. Niels Peter Louis-Hansen as Vice-chairman.

Michael Pram Rasmussen
Chairman of the Board

This announcement is available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.

For further information please contact: Executive Vice President Lene Skole, phone +45 4911 1665.

Holtedam 1
3050 Humlebæk
Danmark

Fax 49 11 15 55
www.coloplast.com

Coloplast

Stock Exchange Announcement No. 24/2006
Humlebæk, 13 December 2006

Annual General Meeting of Coloplast A/S
on Wednesday, 13 December 2006 at 16.00

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was Chairman of the Meeting.

Re 1
The Directors' report on the activities of the Company was adopted unanimously.

Re 2
The annual report was adopted unanimously.

Re 3
Distribution of dividends of DKK 4.00 per share of DKK 5.00 was adopted by the General Meeting.

Re 4
The General Meeting received and adopted the following proposals:

(a) Amending the Company's Articles of Association.

Article 4 B
Sub-Article 1 to read as follows:
"The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008."

Article 7
Sub-Article 1 to read as follows:
"All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal."

(b) Granting of authority to the Company's Board to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2007.

Re 5
Election of Directors.

The following members of the Board of Directors were re-elected by the General Meeting:

Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Per Magid, Attorney
Mr. Michael Pram Rasmussen, Director
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, President and CEO

As reaching the age limit, Mr. Palle Marcus had not offered himself for re-election.

The General Meeting also elected Mr. Sven Håkan Björklund, Chief Executive Officer, Nycomed, as a new member of the Board of Directors.

Re 6
Election of an auditor.

PricewaterhouseCoopers
Strandvejen 42-44
DK-2900 Hellerup

was re-elected.

Re 7
Nothing to report under any other business.

Sten Scheibye
President, CEO

Enclosures: Notice convening the General Meeting

This announcement is available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.

For further information please contact: Executive Vice President Lene Skole, phone +45 4911 1665.

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast

Enclosures to
Stock Exchange Announcement No. 24/2006

To our shareholders

29 November 2006

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Wednesday, 13 December 2006 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, there will be a presentation in Danish, its title translates into "Globalisation and Growth". From 15.30 - 16.00, refreshments will be served.

The General Meeting will be opened by the Chairman of the Board of Directors of Coloplast A/S and will be directed by a chairman, elected by the Board of Directors. The Meeting will be simultaneously transmitted to shareholders via webcast at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals by the Board:

   (a) Amending the Company's Articles of Association.
   For your information, please find enclosed a copy of the sections of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments.

Article 4 B
Sub-Article 1 to read as follows:
"The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008."

This proposal is a renewal of the authority conferred on the Board of Directors.

Article 7
Sub-Article 1 to read as follows:
"All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal."

With this proposal the notice will no longer be published in the Danish Official Gazette (Statstidende) which has become an electronic medium. In future the notice will only be published in national daily newspapers.

(b) Granting of authority to the Company's Board to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2007.

5. To elect Directors.

The Board proposes re-election of the following Directors:

Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Per Magid, Attorney
Mr. Michael Pram Rasmussen, Director
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, Director

As announced at the Company's General Meeting in 2005, Mr. Palle Marcus has decided not to accept re-election at the 2006 General Meeting having been a member of the Board for 11 years, of which 10 years as Chairman of the Board.

The Board proposes election of a new Director, Mr. Sven Håkan Björklund, Chief Executive Officer, Nycomed. Enclosed please find his CV.

For further information on the members of the Board, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 3621.

6. To elect an auditor.

   The Board proposes re-election of PricewaterhouseCoopers.

7. Any other business.

For the Company in general meeting to adopt the amendments to the Articles of Association referred to under item 4 (a) of the agenda, not less than one-half of the share capital must be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting must vote in favour of the resolution to be passed, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors will convene within fourteen days an Extraordinary General Meeting, and if at such General Meeting the proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it will be passed irrespective of the share capital represented.

Approval of the proposal under item 4 (b) above may be carried by a simple majority of votes in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Aktiebog Danmark A/S no later than Monday, 11 December 2006 by 16.00. Admission cards may also be ordered via Coloplast's website www.coloplast.com; shareholders may give proxy via this website as well.

Refreshments will be served after the Meeting.

The Board of Directors

Enclosures

Enclosure

Copy of the sections of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments under item 4 (a) of the agenda

Existing wording	*Proposed amendments*
Article 4 B, Sub-Article 1 The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2006.	*The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008.*

This proposal is a renewal of the authority conferred on the Board of Directors.

Article 7, Sub-Article 1 All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the Danish Official Gazette, Statstidende, and in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal.	*All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal.*

With this proposal the notice will no longer be published in the Danish Official Gazette (Statstidende) which has become an electronic medium. In future the notice will only be published in national daily newspapers.

Sven Håkan Björklund

Born in 1956

Chief Executive Officer
Nycomed

Curriculum Vitae

---

since 1999	Chief Executive Officer, Nycomed
1998 - 1999	Astra AB (today known as AstraZeneca) Regional Director Astra Region Europe I
1996 - 1998	Astra AB (today known as AstraZeneca) Regional Director
1991 - 1996	Astra Draco (today known as AstraZeneca) President
1989 - 1991	Astra Pain Control (today known as AstraZeneca) President
1987 - 1989	Pharmacia Ophtalmics Director, Preclinical Research
1985 - 1987	Pharmacia Ophtalmics Head, Biological Research Group
1984	PhD in "Glial and Neuronal Elements in Grafted Brain Tissue", Karolinska Institutet
1979	Dr.med., Karolinska Institutet

Sven Håkan Björklund has the following management responsibilities with other Danish companies:

Danisco A/S (Member of the Board)

Sven Håkan Björklund is nominated to strengthen the competences of the Coloplast Board of Directors within the fields of global sales and marketing, innovation and general management.

Information to the Copenhagen Stock Exchange No. 25/2006
Humlebæk, 13 December 2006

Articles of Association of Coloplast A/S

Reg. No. 69 74 99 17

Name, registered office and objects of the Company

1.

The name of the Company is Coloplast A/S. Moreover, the Company carries on business under the names of Dansk Coloplast A/S (Coloplast A/S), Coloplast International A/S (Coloplast A/S), Scantape A/S (Coloplast A/S) and Colomed Research Co. A/S (Coloplast A/S).

Its registered office is situated in the Municipality of Fredensborg-Humlebæk.

2.

The objects for which the Company is established are directly and through subsidiaries to carry on business as manufacturers and merchants, mainly within medical devices for the nursing and hospital sectors and, in connection with this business, to engage in related research & development and investment activities.

Capital and shares of the Company

3.

The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares divided into shares of DKK 5.00 each.

The share capital is fully paid up.

The A shares, which are non-negotiable instruments, shall be in registered form and shall at all times be issued in the name of the holder and be entered in the Company's register of shareholders. Any change of ownership in respect of the A shares shall require the consent of the Board of Directors. The same applies to any mortgaging or pledging.

No endorsement of any name on a share or transfer of the share to a named owner shall be valid in relation to the Company unless the endorsement or transfer has been entered in the register of shareholders or the shareholder has notified the register and produced evidence of his/her acquisition. The Company shall be without any responsibility for

the genuineness or correctness of any registered endorsement or transfer.

The B shares are negotiable instruments. They shall be issued in the name of the holder and shall at all times be entered in the name of the holder in the register of shareholders.

There shall be no restrictions on the transferability of the B shares.

4.

Except for the special provisions laid down below on the pre-emption rights of A and B shares in connection with capital increases and the provisions laid down below in Article 9 concerning the voting rights of A shares and B shares, no shares shall carry any special rights, and no shareholder shall be under an obligation to have his/her shares redeemed.

If a General Meeting decides that the share capital shall be increased through the subscription of both new A and new B shares, the A shareholders shall have pre-emption rights to new A shares and the B shareholders pre-emption rights to new B shares. If the share capital is only increased by either A shares or B shares, all shareholders shall have a pre-emption right to new shares in proportion to their holdings of old shares.

The A shares shall be signed by the Board of Directors in accordance with the rules laid down by the Danish Companies Act. The annual dividend shall be paid out to the registered A shareholders. Any dividends which have not been claimed five years after the due date shall accrue to the Company.

The B shares of the Company have been registered with the Danish VP Securities Services, and payments of dividends on the B shares are computed by the Danish VP Securities Services so that the dividend will be deposited with a bank under the account number given to the Danish VP Securities Services and otherwise in accordance with the rules laid down thereon. Any dividends not claimed five years after the due date shall accrue to the Company.

4 A

The Company's share capital may, as, when and on terms determined by the Board of Directors, be increased by up to DKK 15 million B shares, nominal value, in one or more steps. New shares issued under this authority shall be issued with pre-emptive right of subscription for existing shareholders, unless

(a) the Board shall deem it expedient to make such issue without pre-emptive rights to existing shareholders, in which case such new shares shall be issued at market price and not below par and be paid for in cash, or

(b) the new shares are issued to serve as partial or full payment for existing property acquired by the Company.

4 B

The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008.

New shares issued under the Board's authority conferred by Article 4 A shall be negotiable instruments, shall be registered by name and shall at all times be registered in the register of shareholders of the Company. For any new shares issued, the same rules shall apply with respect to negotiability, redeemability, pre-emptive rights and voting rights as apply to the remaining shares of the Company, cf Articles 3, 4 and 9 of the Articles of Association.

The new shares shall be eligible to dividends and other rights in the Company from the time and date set by the Board, always provided that any such rights shall take effect at the latest 12 months after the capital increase was registered by the Danish Commerce and Companies Agency.

The Board shall have authority to make such amendments to the Articles of Association as are rendered necessary by the capital increase referred to in Article 4 A.

5.

The A shares of the Company may be cancelled without any judicial decision in accordance with the rules laid down by the Danish Companies Act.

The General Meeting

6.

The General Meetings of the Company shall be held at the registered office of the Company or in the Municipality of Karlebo or in the Municipality of Helsingør or in Greater Copenhagen. The Annual General Meeting shall be held every year before the end of December.

Extraordinary General Meetings shall be held whenever requested by the Board of Directors or the auditors. Moreover, Extraordinary General Meetings shall be convened within two weeks whenever shareholders owning one tenth of the share capital shall so request in writing specifying the subject to be discussed.

7.

All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are

to be proposed at the General Meeting - the most important aspects of such proposal.

The notice of a General Meeting where resolutions are to be passed in pursuance of section 79(1) or (2) of the Danish Companies Act shall contain the full wording of the proposed resolution amending the Articles of Association and shall be forwarded to each individual shareholder.

In order to be considered by the Annual General Meeting any resolutions proposed by the shareholders shall be submitted to the Board of Directors not later than 1 November.

The agenda and the complete set of resolutions to be proposed to the General Meeting shall no later than eight days before any General Meeting be available for inspection by the shareholders at the Company's office and at the same time be submitted to any registered shareholder who has made a request to this effect and in the case of Annual General Meetings the audited annual report shall be submitted as well.

8.

The business to be transacted at the Annual General Meeting shall be as follows:

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

5. To elect Directors.

6. To elect an auditor.

7. Any other business.

9.

Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration.

Anyone who has acquired his/her shares through transfer shall only be entitled to exercise his/her voting right in respect of the shares concerned if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholder has notified and produced evidence of his/her acquisition

prior to the convening of the General Meeting concerned.

A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the Company about and produced evidence of this acquisition.

However, shareholdings for which no voting right may be exercised by virtue of subarticle (2) shall be deemed to be represented at the General Meeting if the shares have been entered in the register of shareholders prior to the General Meeting or the shareholder has notified and produced evidence of his/her acquisition.

Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote.

Voting rights may be exercised through a proxy, who shall produce a written and dated instrument appointing the proxy. Such instrument cannot be issued for a period exceeding one year at a time.

10.

The Board of Directors elects the chairman of the meeting, who shall preside over the meeting and decide all matters relating to the procedure of the meeting and votings. Any person entitled to vote may demand a written ballot with respect to the relevant subjects submitted for discussion.

11.

Matters dealt with at the General Meeting shall be decided by a simple majority of votes. In the case of resolutions amending the Company's Articles of Association or dissolving the Company, not less than one-half of the share capital shall be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting shall vote in favour of the resolution to be passed.

If the required share capital is not represented at the General Meeting concerned and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution shall not be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors shall convene within fourteen days a new, Extraordinary General Meeting, and if at such General Meeting the

proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it shall be passed irrespective of the share capital represented.

Proxies to attend the first General Meeting shall, unless expressly revoked, be deemed valid for the purposes of the second General Meeting, too.

Resolutions covered by the rules laid down in section 79 of the Danish Companies Act shall satisfy these provisions.

12.

The proceedings of the General Meeting shall be recorded in brief form in a minute book authorised by the Board of Directors for the purpose. Such minute book shall be signed by the chairman of the meeting and the members of the Board of Directors present.

Board of Directors and Executive Management

13.

The Company shall be managed by a Board of Directors of 5-8 members elected by the General Meeting and a statutory number of Board members elected by the employees according to Danish law.

The Directors shall be elected for one year at a time and shall be eligible for re-election.

No person having attained the age of 70 shall be eligible for the Board of Directors.

The Directors shall receive a fee approved by the General Meeting.

14.

The Board of Directors, which elects its own chairman and vice-chairman, shall be responsible for the overall management of the Company's affairs. The meetings of the Board of Directors shall be chaired by the chairman or, in his absence, by the vice-chairman.

The Board of Directors shall make its resolutions by a simple majority of votes. In case of an equality of votes the chairman or - in his absence - the vice-chairman shall have the casting vote.

Rules of procedure applicable to the Board of Directors are laid down by the Board.

The proceedings of meetings of the Board of Directors shall be recorded in a minute book which shall be signed by all Directors present at the meeting.

The audit book shall be submitted at each board meeting, and any entry in the audit book shall be signed by all Directors.

The Board of Directors shall appoint an executive management consisting of up to 6 members, one of whom shall be the Chief Executive, and shall determine the terms and conditions of their appointment and the detailed rules governing their powers.

The Board of Directors may grant power of procuration.

15.

The Company shall be bound by the signatures of two members of the Executive Management jointly, of the chairman and a member of the Executive Management jointly or of the Directors of the Board jointly.

Audit

16.

The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election.

Accounts

17.

The Company's financial year shall be from 1 October to 30 September.

The annual report shall be signed by the Executive Management and the Board of Directors and shall be furnished with the auditors' report.

18.

The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance with the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report.

Thus adopted at the General Meeting on 13 December 2006.

The Articles of Association of Coloplast A/S are available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.